November 2, 2009

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Request for withdrawal of Exemptive Application filed by Pruco Life Insurance Company et al under Section 6(c) of the Investment Company Act of 1940

Commissioners:

On October 30, 2009 Pruco Life Insurance Company et al filed an application under Section 6(c) of the Investment Company Act of 1940. See ACCESSION NUMBER: 0001193125-09-218472 and FILE NUMBER 812-13711. That application was filed incorrectly using the EDGAR code 40-APP. The application should have been filed using EDGAR Code 40-OIP.

On behalf of the Applicants, we request withdrawal of the above-referenced October 30th filing. We will re-file the application using EDGAR Code 40-OIP.

Thanks for your attention to this matter.

Sincerely,

/s/ C. Christopher Sprague
C. Christopher Sprague
Vice President and Corporate Counsel
The Prudential Insurance Company of America